UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,551,817
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,551,817
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,619,060
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,619,060
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,619,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,226,337
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,226,337
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		715,632
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

715,632
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		715,632
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

715,632
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,352,503
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,352,503
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,352,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		636,871
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

636,871
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		636,871
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

636,871
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,267,355
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,267,355
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,551,817
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,551,817
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,551,817
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,551,817
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,551,817
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,551,817
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,551,817
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,551,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,551,817
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,551,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,551,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 10316T104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

16

CUSIP No. 10316T104

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

17

CUSIP No. 10316T104

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 6,619,060 Shares beneficially owned by Starboard V&O Fund is approximately $103,528,298, excluding brokerage commissions. The aggregate purchase price of the 1,226,337 Shares beneficially owned by Starboard S LLC is approximately $19,323,428, excluding brokerage commissions. The aggregate purchase price of the 715,632 Shares beneficially owned by Starboard C LP is approximately $11,285,922, excluding brokerage commissions. The aggregate purchase price of the 636,871 Shares beneficially owned by Starboard L Master is approximately $10,007,980, excluding brokerage commissions. The aggregate purchase price of the 1,267,355 Shares beneficially owned by Starboard X Master is approximately $23,630,913, excluding brokerage commissions. The aggregate purchase price of the 2,086,562 Shares held in the Starboard Value LP Account is approximately $34,705,852, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 158,643,287 Shares outstanding, as of November 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on January 11, 2021, Starboard V&O Fund beneficially owned 6,619,060 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 6,619,060
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,619,060
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP No. 10316T104

B.	Starboard S LLC
(a)	As of the close of business on January 11, 2021, Starboard S LLC beneficially owned 1,226,337 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,226,337
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,226,337
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on January 11, 2021, Starboard C LP beneficially owned 715,632 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 715,632
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 715,632
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 715,632 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 715,632
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 715,632
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
19

CUSIP No. 10316T104

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 715,632 Shares owned by Starboard C LP and (ii) 636,871 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,352,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,352,503
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on January 11, 2021, Starboard L Master beneficially owned 636,871 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 636,871
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 636,871
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 636,871 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 636,871
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 636,871
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. 10316T104

H.	Starboard X Master
(a)	As of the close of business on January 11, 2021, Starboard X Master beneficially owned 1,267,355 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,267,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,267,355
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on January 11, 2021, 2,086,562 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,619,060 Shares owned by Starboard V&O Fund, (ii) 1,226,337 Shares owned by Starboard S LLC, (iii) 715,632 Shares owned by Starboard C LP, (iv) 636,871 Shares owned by Starboard L Master, (v) 1,267,355 Shares owned by Starboard X Master, and (vi) 2,086,562 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 12,551,817
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,551,817
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP No. 10316T104

J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,619,060 Shares owned by Starboard V&O Fund, (ii) 1,226,337 Shares owned by Starboard S LLC, (iii) 715,632 Shares owned by Starboard C LP, (iv) 636,871 Shares owned by Starboard L Master, (v) 1,267,355 Shares owned by Starboard X Master, and (vi) 2,086,562 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 12,551,817
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,551,817
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,619,060 Shares owned by Starboard V&O Fund, (ii) 1,226,337 Shares owned by Starboard S LLC, (iii) 715,632 Shares owned by Starboard C LP, (iv) 636,871 Shares owned by Starboard L Master, (v) 1,267,355 Shares owned by Starboard X Master, and (vi) 2,086,562 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 12,551,817
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,551,817
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
22

CUSIP No. 10316T104

L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,619,060 Shares owned by Starboard V&O Fund, (ii) 1,226,337 Shares owned by Starboard S LLC, (iii) 715,632 Shares owned by Starboard C LP, (iv) 636,871 Shares owned by Starboard L Master, (v) 1,267,355 Shares owned by Starboard X Master, and (vi) 2,086,562 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 12,551,817
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,551,817
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,619,060 Shares owned by Starboard V&O Fund, (ii) 1,226,337 Shares owned by Starboard S LLC, (iii) 715,632 Shares owned by Starboard C LP, (iv) 636,871 Shares owned by Starboard L Master, (v) 1,267,355 Shares owned by Starboard X Master, and (vi) 2,086,562 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,551,817
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,551,817

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

23

CUSIP No. 10316T104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated January 11, 2021.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 11, 2021.

24

CUSIP No. 10316T104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

25

CUSIP No. 10316T104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 10316T104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of December 2020 Call Option ($20.00 Strike Price)	(330,200)[1]	0.5600	12/01/2020
Purchase of Class A Common Stock	12,191	17.5651	12/02/2020
Purchase of Class A Common Stock	12,190	17.5651	12/02/2020
Purchase of Class A Common Stock	21,747	17.1455	12/02/2020
Purchase of Class A Common Stock	21,747	17.1455	12/02/2020
Sale of Class A Common Stock	(13,925)	19.1816	12/16/2020
Sale of Class A Common Stock	(4,847)	19.2934	12/16/2020
Purchase of December 2020 Call Option ($20.00 Strike Price)	330,200[2]	0.0743	12/16/2020
Disposition of Common Stock	(203,084)[3]	18.0500	01/01/2021
Purchase of Class A Common Stock	6,600	17.8464	01/06/2021
Purchase of Class A Common Stock	6,600	17.8464	01/06/2021
Purchase of Class A Common Stock	15,840	18.2395	01/07/2021
Purchase of Class A Common Stock	15,840	18.2395	01/07/2021
Purchase of Class A Common Stock	20,817	18.3668	01/07/2021
Purchase of Class A Common Stock	20,817	18.3668	01/07/2021
Purchase of Class A Common Stock	26,400	18.5090	01/08/2021
Purchase of Class A Common Stock	26,400	18.5090	01/08/2021
Purchase of Class A Common Stock	2,389	18.4598	01/08/2021
Purchase of Class A Common Stock	2,389	18.4598	01/08/2021
Purchase of Class A Common Stock	5,280	18.5150	01/08/2021
Purchase of Class A Common Stock	5,280	18.5150	01/08/2021
Purchase of Class A Common Stock	224,400	17.6547	01/11/2021
Purchase of Class A Common Stock	224,400	17.6547	01/11/2021
Purchase of Class A Common Stock	96,195	17.6228	01/11/2021
Purchase of Class A Common Stock	96,195	17.6228	01/11/2021

CUSIP No. 10316T104

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of December 2020 Call Option ($20.00 Strike Price)	(58,900)[1]	0.5600	12/01/2020
Purchase of Class A Common Stock	4,445	17.5651	12/02/2020
Purchase of Class A Common Stock	7,930	17.1455	12/02/2020
Sale of Class A Common Stock	(2,482)	19.1816	12/16/2020
Sale of Class A Common Stock	(864)	19.2934	12/16/2020
Purchase of December 2020 Call Option ($20.00 Strike Price)	58,900[2]	0.0743	12/16/2020
Purchase of Class A Common Stock	2,525	17.8464	01/06/2021
Purchase of Class A Common Stock	6,060	18.2395	01/07/2021
Purchase of Class A Common Stock	7,964	18.3668	01/07/2021
Purchase of Class A Common Stock	10,100	18.5090	01/08/2021
Purchase of Class A Common Stock	914	18.4598	01/08/2021
Purchase of Class A Common Stock	2,020	18.5150	01/08/2021
Purchase of Class A Common Stock	85,850	17.6547	01/11/2021
Purchase of Class A Common Stock	36,802	17.6228	01/11/2021

CUSIP No. 10316T104

Starboard Value and Opportunity C LP

Sale of December 2020 Call Option ($20.00 Strike Price)	(34,300)[1]	0.5600	12/01/2020
Purchase of Class A Common Stock	2,649	17.5651	12/02/2020
Purchase of Class A Common Stock	4,726	17.1455	12/02/2020
Sale of Class A Common Stock	(1,445)	19.1816	12/16/2020
Sale of Class A Common Stock	(503)	19.2934	12/16/2020
Purchase of December 2020 Call Option ($20.00 Strike Price)	34,300[2]	0.0743	12/16/2020
Purchase of Class A Common Stock	1,500	17.8464	01/06/2021
Purchase of Class A Common Stock	3,600	18.2395	01/07/2021
Purchase of Class A Common Stock	4,731	18.3668	01/07/2021
Purchase of Class A Common Stock	6,000	18.5090	01/08/2021
Purchase of Class A Common Stock	543	18.4598	01/08/2021
Purchase of Class A Common Stock	1,200	18.5150	01/08/2021
Purchase of Class A Common Stock	51,000	17.6547	01/11/2021
Purchase of Class A Common Stock	21,862	17.6228	01/11/2021

CUSIP No. 10316T104

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of December 2020 Call Option ($20.00 Strike Price)	(31,000)[1]	0.5600	12/01/2020
Purchase of Class A Common Stock	2,110	17.5651	12/02/2020
Purchase of Class A Common Stock	3,765	17.1455	12/02/2020
Sale of Class A Common Stock	(1,304)	19.1816	12/16/2020
Sale of Class A Common Stock	(454)	19.2934	12/16/2020
Purchase of December 2020 Call Option ($20.00 Strike Price)	31,000[2]	0.0743	12/16/2020
Purchase of Class A Common Stock	1,200	17.8464	01/06/2021
Purchase of Class A Common Stock	2,880	18.2395	01/07/2021
Purchase of Class A Common Stock	3,785	18.3668	01/07/2021
Purchase of Class A Common Stock	4,800	18.5090	01/08/2021
Purchase of Class A Common Stock	434	18.4598	01/08/2021
Purchase of Class A Common Stock	960	18.5150	01/08/2021
Purchase of Class A Common Stock	40,800	17.6547	01/11/2021
Purchase of Class A Common Stock	17,490	17.6228	01/11/2021

CUSIP No. 10316T104

STARBOARD X MASTER FUND LTD

Sale of December 2020 Call Option ($20.00 Strike Price)	(45,600)[1]	0.5600	12/01/2020
Purchase of Class A Common Stock	3,682	17.5651	12/02/2020
Purchase of Class A Common Stock	6,568	17.1455	12/02/2020
Sale of Class A Common Stock	(1,923)	19.1816	12/16/2020
Sale of Class A Common Stock	(669)	19.2934	12/16/2020
Purchase of December 2020 Call Option ($20.00 Strike Price)	45,600[2]	0.0743	12/16/2020
Acquisition of Common Stock	203,084[4]	18.0500	01/01/2021
Purchase of Class A Common Stock	67,695	17.9683	01/04/2021
Purchase of Class A Common Stock	2,725	17.8464	01/06/2021
Purchase of Class A Common Stock	6,540	18.2395	01/07/2021
Purchase of Class A Common Stock	8,595	18.3668	01/07/2021
Purchase of Class A Common Stock	10,900	18.5090	01/08/2021
Purchase of Class A Common Stock	987	18.4598	01/08/2021
Purchase of Class A Common Stock	2,180	18.5150	01/08/2021
Purchase of Class A Common Stock	92,650	17.6547	01/11/2021
Purchase of Class A Common Stock	39,717	17.6228	01/11/2021

CUSIP No. 10316T104

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Class A Common Stock	7,633	17.5651	12/02/2020
Purchase of Class A Common Stock	13,617	17.1455	12/02/2020
Sale of Class A Common Stock	(4,285)	19.1816	12/16/2020
Sale of Class A Common Stock	(1,492)	19.2934	12/16/2020
Purchase of Class A Common Stock	3,850	17.8464	01/06/2021
Purchase of Class A Common Stock	9,240	18.2395	01/07/2021
Purchase of Class A Common Stock	12,144	18.3668	01/07/2021
Purchase of Class A Common Stock	15,400	18.5090	01/08/2021
Purchase of Class A Common Stock	1,394	18.4598	01/08/2021
Purchase of Class A Common Stock	3,080	18.5150	01/08/2021
Purchase of Class A Common Stock	130,900	17.6547	01/11/2021
Purchase of Class A Common Stock	56,113	17.6228	01/11/2021

1 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $20.00 per share and would have expired on December 18, 2020.

2 Represents Shares underlying American-style call options purchased in the over the counter market to close. These call options had an exercise price of $20.00 per share and would have expired on December 18, 2020.

3 Represents an internal transfer of Shares to Starboard X Master Fund Ltd.

4 Represents an internal transfer of Shares from Starboard Value and Opportunity Master Fund Ltd.